SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

Risk- Averse Equity Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

1800 Second Street, suite 735, Sarasota, Florida 34236

TELEPHONE NUMBER:

(941) 894-6700

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:

Mr. John J. Sauickie, Partner

Risk- Averse Equity Fund

1800 Second Street, suite 735

Sarasota, Florida  34236

CHECK APPROPIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/  /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the President of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Sarasota and State of Florida on this 9th  day of March, 2006.

ATTEST:	Risk- Averse Equity Fund

/s/	/s/ John Sauickie
By:	By: John Sauickie, Partner